NR07-10

April 23, 2007

Latest Drill Results - Huachi Copper–Gold Porphyry, Argentina

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that follow-up diamond drilling has increased the size of the copper – gold system at its 100% owned Huachi Copper–Gold Project, San Juan Province, NW Argentina.  The recent drill results indicate that the higher grade porphyry mineralization originally intersected in borehole 06-HU-02 continues to the west - northwest and represents an attractive target should grades continue to increase with depth and / or along strike, and future work at Huachi will test this hypothesis.  In order to provide time for full assessment and analysis of all of the results at Huachi to date, the Company has arranged to move the drill and commence an initial drill testing program at its sediment-hosted-vein gold targets, Incahuasi and Salar de Oro, in the Puna Region, northwest Argentina.

Recent Drill Results

The most recent Huachi boreholes, 07-HU-08 to -10, were designed as a deep gold test adjacent to and below the old workings of the Sentazon epithermal gold system and the western – north-western extents of the mineralized Canyon stock where initial drilling intersected 243 metres @ 0.56% CuEq (Copper Equivalent - see Figure 1 for locations).

Borehole 07-HU-08 was designed to test of the former Sentazon epithermal gold system.  The mineralized zone was intersected significantly deeper than expected; from 310 to 326 metres downhole (approximately 400 metres vertically below the surface workings).  The core is comprised of highly altered gabbro cut by irregular, quartz-pyrite veins which grade to narrow base metal veinlets (zinc-lead-copper) and associated rare brecciated zones.  Geochemically, the zone returned 16 metres @ 1.3 g/t gold with base metal support (0.8% zinc and 430 ppm lead) within which 6 metres returned 2.3 g/t gold (1.4% zinc and 600 ppm lead).  Based on the geological model it is predicted that higher gold grades, if present, should be encountered at shallower levels of the epithermal system.  Future drilling will test for near surface precious metal mineralization directly below and along strike from the former surface workings.

Borehole 07-HU-09, collared approximately 350 metres north-northwest of HU-02, intersected weakly mineralized volcanics prior to intersecting the ‘blind’ mineralized monzodioritic porphyry intersected in 06-HU-02.  The entire hole is geochemically anomalous, returning 385 metres at 0.24% CuEq.  Grade is seen to increase with depth approaching and into the potassically altered monzodioritic porphyry.  For example, copper increases from 0.19% in the upper 200 metres to 0.29% for lowermost 200 metres and gold from 0.1 to 0.2 g/t with the lowermost 50.8 metres returning 0.38% CuEq.

Finally, borehole 07-HU-10 was abandoned at 123 metres due to poor ground conditions and failed to reach target depth.  It is geochemically anomalous over its entire length, returning 123 metres at 0.2% CuEq.

Table 1:  Summary of Huachi borehole results.

Borehole	Dip/Azimuth	From (m)	To (m)	Results
06-HU-01	-80/180	1	200	199m @ 0.34% CuEq (0.25% copper & 0.12 g/t gold)
06-HU-02	-60/300	2 112 112	355.1 355.1 200	353.1m @ 0.48% CuEq (0.35% copper & 0.18 g/t gold) 243.1m @ 0.56% CuEq (0.4% copper & 0.21 g/t gold) 88m @ 0.68% CuEq (0.48% copper & 0.27 g/t gold)
06-HU-03	-60/000	86 164	208.4 208.4	122.4m @ 0.39% CuEq (0.17% copper & 0.31 g/t gold) 44.4m @ 0.47% CuEq (0.20% copper & 0.37 g/t gold)
07-HU-04	-60/250	46.7 192	323 254	276.3m @ 0.31% CuEq (0.21% copper & 0.13 g/t gold) 62m @ 0.42% CuEq (0.33% copper & 0.12 g/t gold)
07-HU-05	-60/230	6 126 192	254.5 244 244	248.5m @ 0.39% CuEq (0.26% copper & 0.17 g/t gold) 118m @ 0.50% CuEq (0.34% copper & 0.22 g/t gold) 52m @ 0.63% CuEq (0.39% copper & 0.32 g/t gold)
07-HU-06				Abandoned at 40 metres due to poor ground conditions
07-HU-07	-60/160	0	179	179m @ 0.16% CuEq (0.07% copper & 0.13 g/t gold)
07-HU-08	-55/110	310	326	16m @ 1.3 g/t gold within which 6m returned 2.3 g/t gold
07-HU-09	-60/210	6 350 376	400.8 400.8 400.8	384.8m @ 0.24% CuEq (0.16% copper & 0.11 g/t gold) 50.8m @ 0.38% CuEq (0.25% copper & 0.18 g/t gold) 24.8m @ 0.44% CuEq (0.29% copper & 0.2 g/t gold)
07-HU-10	-70/270	0	123	123m @ 0.2% CuEq (0.13% copper & 0.1 g/t gold)

Note:

All depths downhole.

Copper equivalent (CuEq) calculation is based on metal prices of $0.90/lb copper and $450/oz gold.  The calculation has not been adjusted to reflect relative recoveries of the metals as metallurgical testing has yet to be undertaken.

Future Work

The drill rig is presently en route to test the Company’s 100% owned Gold targets prior to the onset of winter at high elevations.  Following the scheduled drill program at the Incahuasi and Salar de Oro gold properties, it is anticipated that the drill will return to Huachi to complete the planned porphyry copper gold and epithermal gold exploration programs.

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Business Development and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The work program at Huachi was designed and is supervised by Mark D. Cruise, Vice President, Business Development of Cardero and Steve Enns P. Geo., independent geological consultant, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Figure 1 - Summary Geological Map

and Borehole Locations

Cardero Resource Corp.

About Cardero Resource Corp.

Cardero is an aggressive, well financed mineral exploration company that is currently exploring projects in Mexico, Peru, and Argentina.  The Company is actively evaluating new gold, copper and iron projects for acquisition, and continues to maintain an active pipeline of prospects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

“Hendrik van Alphen” (signed)

CARDERO RESOURCE CORP.

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the timing and results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Company’s Huachi, Incahuasi and Salar de Oro projects, financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth or the inability of the Company to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.